601 Lexington Avenue

New York, New York 10022

(212) 446-4800	Facsimile: (212) 446-4900

www.kirkland.com

March 14, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GrubHub Inc. (f/k/a GrubHub Seamless Inc.) Amendment No. 1 to Registration Statement on Form S-1
Filed on March 10, 2014
File No. 333-194219

Dear Mr. Shuman:

This letter is being furnished on behalf of GrubHub Inc. (f/k/a GrubHub Seamless Inc.), a Delaware corporation (the “Company”), in response to conversations with the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File Nos. 333-194219) (the “Registration Statement”) that was filed with the Commission by the Company on March 10, 2014 and the Company’s response letter to the Staff that was submitted to the Commission on March 10, 2014.

The Staff’s comments have been included in this letter for your convenience. For your convenience, we have also set forth the Company’s responses to each of the comments immediately below each numbered comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement. Amendment No. 2 has been revised to reflect the Company’s response to the oral comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the response below refer to Amendment No. 2, except as otherwise noted.

Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in Amendment No. 2.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Executive Compensation

2013 Summary Compensation Table

1.	Staff’s Comment: Relating to prior comment 5, please provide an explanation, filed in the form of correspondence, of the analysis as to why the acceleration of the options relating to Mr. Zabusky did not result in a change of the fair market value of those options under the relevant accounting guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the applicable accounting guidance for the merger-related options is different for options granted to employees of the Seamless Platform prior to the Merger Date (the “Seamless Employees”) than for options granted to employees of the GrubHub Platform prior to the Merger Date (the “Former GrubHub Employees”). Former GrubHub Employees received replacement options that are governed by the guidance of Accounting Standards Codification (“ASC”) 805. In particular, ASC 805-30-55-6 through 805-30-55-13 specify that the fair value of the new replacement options is measured, and that a portion of this fair value is included in, the consideration transferred in the business combination, with the remainder of the fair value being subsequently recognized as compensation cost in the post-combination financial statements. The original grant date fair value of the replaced options is disregarded and does not affect the ASC 805 accounting. Seamless Employees, however, did not receive replacement options. Any changes to their existing options, in particular the accelerated vesting of Jonathan Zabusky’s options, are governed by the award modification guidance of ASC 718. As specified in ASC 718-20-35-3, the total compensation cost of a modified award consists of two components. The first is the original grant date fair value of the award and the second is the incremental cost resulting from the modification. Incremental cost is the excess, if any, of the fair value of the award immediately after the modification over the fair value of the award immediately before the modification. Both fair values are measured as of the modification date. The incremental cost is zero if the modification reduced the fair value of the award. The only valuation impact of accelerated vesting for an option is to reduce the expected term of the option which reduces the accounting fair value of the option. Such a reduction in fair value results in zero incremental cost. This contrasts with other modifications, such as lowering the exercise price or extending the contractual term of the option, which increase the fair value, and result in positive incremental cost. For Mr. Zabusky’s options, there is no incremental cost and the total compensation cost that is recognized is the original grant date fair value.

2.	Staff’s Comment: Please confirm that the financial statements as well as disclosures throughout the registration statements will be revised to give effect to the 1-for-2 reverse stock split.

U.S. Securities and Exchange Commission

Division of Corporation Finance

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the Registration Statement to give effect to the 1-for-2 reverse stock split.

3.	Staff’s Comment: Please provide a fair value for the January 2014 grants. What are the major causes for the significant increase from the $6.85 at December 2013 to the price range that was recently provided? Please provide an explanation, filed in the form of correspondence, of why the fair value has increased so significantly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 69 of the S-1 to include the fair market value of the options granted in January 2014 and to update the fair market values of all of the listed option grants to give effect to the 1-for-2 reverse stock split.

The probability-weighted expected return method utilizes a set of potential liquidity scenarios which are discounted to the valuation date at an appropriate risk-adjusted discount rate. The difference between the December 31, 2013 estimated fair value and the midpoint of the anticipated IPO price range is driven by the time value of money, volatility/uncertainty of future equity values and liquidity. The time value of money accounts for approximately 10% of the difference. The uncertainty of achieving the future per share equity value of the midpoint of our anticipated IPO range through a public offering accounts for approximately 55% of the difference. The valuation associated with our December 31 estimated fair value included a valuation multiple discount to reflect our stock illiquidity in the absence of a public trading market, which accounted for approximately 35% of the total difference. The estimated midpoint of the anticipated IPO price range reflects a value that is consistent with common stock that is freely tradable with an active trading market.

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U.S. Securities and Exchange Commission

Division of Corporation Finance

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff, Esq.

KIRKLAND & ELLIS LLP

Cc:	Margo Drucker, Esq.